EXHIBIT 11

                   THE QUAKER OATS COMPANY AND SUBSIDIARIES

                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS




Calculation of Fully Diluted Earnings Per Share
                                                     Dec 31,   Dec 31,   Dec 31,
Dollars in Millions (Except Per Share Data)            1996      1995      1994

Income  Before  Cumulative Effect of  Accounting
  Change                                             $247.9    $724.0    $193.1

Less:  Adjustments attributable to conversion of
  ESOP Convertible Preferred Stock                     (0.8)     (1.0)     (1.3)

Income Before Cumulative Effect of Accounting
  Change Used for Fully Diluted Calculation           247.1     723.0     191.8

Cumulative Effect of Accounting Change - net of tax      --        --      (4.1)

Net Income Used for Fully Diluted Calculation        $247.1    $723.0    $187.7

Shares in Thousands

Average Number of Common Shares Outstanding         135,466   134,149   133,709

Plus Dilutive Securities:

    Stock Options                                     1,276     1,309     1,703

    ESOP Convertible Preferred Stock                  2,441     2,586     2,659

Average Shares Outstanding Used for Fully
  Diluted Calculation                               139,183   138,044   138,071

Fully Diluted Earnings Per Share Before
  Cumulative Effect of Accounting Change             $ 1.78    $ 5.23    $ 1.39

Fully Diluted Cumulative Effect of Accounting
  Change                                                 --        --     (0.03)

Fully Diluted Earnings Per Share                     $ 1.78    $ 5.23    $ 1.36